

SECURIT 04015218 /IISSION

Wasnington, v.c. ~~~~~

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



MAR 1 1 2004

187

REPORT FOR THE PERIOD BEGINNING_____01/01/03_____ AND ENDING_____12/31/03___
                                          mm/dd/yy   mm/dd/yy

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A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAST PEAK ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

100 DRAKES LANDING ROAD, BLDG. B, SUITE 258
(No and Street)

GREENBRAE	CA	94904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID DERUFF	(415) 306-0800
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

    (X) Certified Public Accountant
    ( ) Public Accountant
    ( ) Accountant nor resident in United State or any of its possession.

PROCESSED

/ APR 0 1 2004

FOR OFFICIAL USE ONLY

THOMSON
FINANCIAL

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*Claims for exemption from the requirement that the annual report be covered by the option of an
independent public accountant must be supported by a statement of facts and circumstances relied on as
the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **David DeRuff**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **East Peak Advisors, LLC**, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

East Peak Advisors, LLC

Annual Audit Report

December 31, 2003

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

East Peak Advisors, LLC

Table of Contents

675 Ygnacio Valley Road, Suite B-213   *(925) 933-2626*
Walnut Creek, California 94596   *Fax (925) 944-6333*

Independent Auditor's Report

Board of Directors
East Peak Advisors, LLC
Greenbrae, California

We have audited the accompanying statement of financial condition of East Peak Advisors, LLC (the Company) as of December 31, 2003, and the related statements of income (loss), changes in members' equity and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position East Peak Advisors, LLC at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter + Associates

January 15, 2004

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East Peak Advisors, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 11,851
Accounts receivable, net of $23,510 allowance	
for doubtful accounts	27,500
Securities owned, restricted	137,500
Prepaid expenses and other assets	12,381
Furniture and equipment, net of	
$10,270 of accumulated depreciation	29,006
Total assets	$ 218,238

Liabilities and Members' Equity

Accounts payable	$ 4,799
Total members' equity	213,439
Total liabilities and members' equity	$ 218,238

See independent auditor's report and accompanying notes.

East Peak Advisors, LLC

Statement of Income

For the Year Ended December 31, 2003

Revenues:		
Investment banking fees	$	360,000
Unrealized gain on investments		27,500
Interest income		8
Total revenue		387,508
Expenses:		
Compensation and benefits		166,903
Professional fees		21,901
Research fees		15,760
Rent		13,800
Insurance		13,787
Depreciation		6,250
Other operating expenses		51,762
Total expenses		290,163
Net income	$	97,345

East Peak Advisors, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2003

Members' equity at December 31, 2002	$	51,878
Capital contributions		64,216
Net income		97,345
Members' equity at December 31, 2003	$	213,439

East Peak Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	97,345
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation		6,250
(Increase) decrease in:		
Accounts receivable		(27,500)
Securities owned, restricted		(137,500)
Prepaid expenses and other assets		(5,625)
Increase (decrease) in:		
Accounts payable		892
Net cash provided (used) by operating activities		(66,138)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(4,775)
Net cash provided (used) by investing activities		(4,775)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		64,216
Net cash provided (used) by financing activities		64,216
Net increase (decrease) in cash and cash equivalents	$	(6,697)
Cash and cash equivalents, beginning of year		18,548
Cash and cash equivalents, end of year	$	11,851

See independent auditor's report and accompanying notes.

East Peak Advisors, LLC

Notes to the Financial Statements

December 31, 2003

(1)   Organization

East Peak Advisors, LLC (the Company) was organized as a limited liability company in the State of California on February 11, 2002 and was accepted as a member of the National Association of Securities Dealers on July 23, 2002. Liability of the Company's members is limited to their contributed capital. The Company engages in mergers and acquisition consulting on a fee basis.

(2)   Summary of Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue.

Securities Owned
Securities owned are valued at market value. The unrealized appreciation or depreciation of securities are reflected in unrealized gain or loss on securities owned.

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East Peak Advisors, LLC

Notes to the Financial Statements

December 31, 2003

(2) <u>Summary of Significant Accounting Policies</u> (continued)

<u>Allowance for Doubtful Accounts</u>
The Company has established an allowance for doubtful accounts based on a review of its outstanding accounts receivable at December 31, 2003.

<u>Furniture and Equipment</u>
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from five to seven years.

(3) <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2003, the Company's net capital was $7,052 which exceeded the requirement by $2,052.

(5) <u>Risk Concentrations</u>

Due to the nature of the merger and acquisition business, the Company's revenue during the period was the result of a fees generated from six customers.

At December 31, 2003, the Company held 50,000 shares of Restricted Comdial Corporation common stock with a fair market value of $137,500. The stock is restricted from transfer or sale until June 2004.

(6) <u>Subsequent Events</u>

In January 2004 the Company entered into a 24 month lease for office space in Greenbrae, California. The future minimum lease payments are as follows:

2004	$ 42,390
2005	52,140
2006	8,732
	$ 103,262

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SUPPLEMENTAL INFORMATION

East Peak Advisors, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Net Capital:

Total members' equity qualified for net capital		$	213,439
Less: Non-allowable assets			
Accounts receivable	$ 27,500		
Prepaid expenses and other assets	12,381		
Furniture and equipment (net)	29,006		
Total non-allowable assets			68,887
Net capital before haircuts		$	144,552
Less: Haircuts on securities			137,500
Net capital		$	7,052
Net minimum capital requirement of 6.67% of aggregate indebtedness of $4,799 or $5,000, whichever is greater			5,000
Excess net capital		$	2,052

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2003	$	8,749
Decrease in members' equity		(36,875)
Decrease in non-allowable assets		35,178
Net capital per above computation	$	7,052

East Peak Advisors, LLC

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer
transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2003

Not applicable

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675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
East Peak Advisors, LLC
Greenbrae, California

In planning and performing our audit of the financial statements and supplemental schedules of East Peak Advisors, LLC (the Company) for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated January 15, 2004.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 15, 2004